POWER CORPORATION OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3

[redacted]

TELEPHONE (514) 286-7400

TELECOPIER (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Corporation of Canada has declared the following dividends:

(1) A dividend (No. 89) on the outstanding Cumulative Redeemable First Preferred Shares, 1986 Series (POW.PR.F) of the Corporation, for the quarter ending April 15, 2008, payable April 15, 2008 to shareholders of record at the close of business on March 25, 2008 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

(2) A dividend (No. 35) of 35 cents per share on the First Preferred Shares, Series A (POW.PR.A) of the Corporation, for the quarter ending April 15, 2008, payable April 15, 2008 to shareholders of record at the close of business on March 25, 2008.

(3) A dividend (No. 26) of 33.4375 cents per share on the First Preferred Shares, Series B (POW.PR.B) of the Corporation, for the quarter ending April 15, 2008, payable April 15, 2008 to shareholders of record at the close of business on March 25, 2008.

(4) A dividend (No. 22) of 36.25 cents per share on the First Preferred Shares, Series C (POW.PR.C) of the Corporation, for the quarter ending April 15, 2008, payable April 15, 2008 to shareholders of record at the close of business on March 25, 2008.

(5) A dividend (No. 10) of 31.25 cents per share on the First Preferred Shares, Series D (POW.PR.D) of the Corporation, for the quarter ending April 15, 2008, payable April 15, 2008 to shareholders of record at the close of business on March 25, 2008.

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(6) A dividend (No. 318) of 24.125 cents per share on the outstanding Participating Preferred Shares (POW.PR.E) of the Corporation, for the quarter ending March 31, 2008, payable March 31, 2008 to shareholders of record at the close of business on March 10, 2008.

(7) A dividend (No. 260) of 24.125 cents per share on the outstanding Subordinate Voting Shares (POW) of the Corporation, for the quarter ending March 31, 2008, payable March 31, 2008 to shareholders of record at the close of business on March 10, 2008.

BY ORDER OF THE BOARD

Edward Johnson
Senior Vice-President,
General Counsel and Secretary

Montréal, Québec
February 19, 2008

POWER
CORPORATION
OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

NEWS RELEASE

FOR IMMEDIATE RELEASE

DIVIDENDS - PREFERRED AND PARTICIPATING SHARES

Montréal, February 20, 2008 -- Power Corporation of Canada today announces the declaration of quarterly dividends on its shares.

A dividend was declared on its First Preferred Shares, 1986 Series, payable April 15, 2008 to shareholders of record March 25, 2008 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of 35 cents per share was declared on the First Preferred Shares, Series A, payable April 15, 2008 to shareholders of record March 25, 2008.

A dividend of 33.4375 cents per share was declared on the First Preferred Shares, Series B, payable April 15, 2008 to shareholders of record March 25, 2008.

A dividend of 36.25 cents per share was declared on the First Preferred Shares, Series C, payable April 15, 2008 to shareholders of record March 25, 2008.

A dividend of 31.25 cents per share was declared on the First Preferred Shares, Series D, payable April 15, 2008 to shareholders of record March 25, 2008.

A dividend of 24.125 cents per share was declared on the Participating Preferred and on the Subordinate Voting Shares, payable March 31, 2008 to shareholders of record March 10, 2008.

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Financial results for the year 2007 will be announced following the forthcoming regularly scheduled meeting of the Board of Directors on March 13, 2008.

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For further information contact: Mr. Edward Johnson
Senior Vice-President, General Counsel
and Secretary
(514) 286-7400

END